Exhibit 99.3

February 14, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notification of the Recording of Extraordinary Losses

Pepper Food Service Co., Ltd., (the “Company”) and the Pepper Food Service Group hereby inform you that the extraordinary losses detailed below have been recorded for the fourth quarter of the fiscal year ended December 2018 (October 1, 2018 – December 31, 2018).

1.	Extraordinary losses recorded in the consolidated balance sheet

(1)	Recording of impairment losses

In the eleven Ikinari! Steak stores operated by our subsidiary, we posted an impairment loss of 1,158 million yen for 4Q FY12/2018 due to the expected closure of seven of the stores and delays in profitability improvements in on-going (existing) stores.

(2)	Recording of allowances for business structure improvements

For the reasons stated in (1), we recorded 1,310 million yen in extraordinary losses as carry-forwards for the provision of improvements to the business structure, including the portion of lease fees we expect to relinquish with respect to the outstanding years left under property lease agreements for stores facing closure and unprofitable stores, as well as commissions payable to real estate agents.

2.	Extraordinary losses recorded in the non-consolidated balance sheet

(1)	Recording of unrealized losses on subsidiary stock

In consideration of our subsidiary’s financial position, we recorded an extraordinary loss of 611 million yen in unrealized losses on subsidiary stock against the Company’s investments in subsidiary.

(2)	Recording of provisions for doubtful accounts

In consideration of our subsidiary’s financial position, we recorded an extraordinary loss of 1,919 million yen in provisions for doubtful accounts against the Company’s outstanding receivables from subsidiary.

(3)	Recording of provisions for losses on debt guarantees

In consideration of our subsidiary’s financial position, we recorded an extraordinary loss of 1,268 million yen in provisions for losses on debt guarantees against any excess liabilities from subsidiary.

3.	Accounting process

These extraordinary losses have been recorded in order to facilitate the Company’s early withdrawal from subsidiary-operated stores that are not expected to make a profit, and thereby ensure improvements in the performance of the subsidiary.

In FY 2019, we intend to close seven of the eleven stores operated by subsidiary, change two that are in good locations to our Pepper Lunch business line, which has a proven track record in Los Angeles, and continue operation of the two profitable stores as Ikinari! Steak premises. In addition, we have plans to open a new Pepper Lunch store in Las Vegas.

4.	Impact on business performance

The impact on business performance has been incorporated into the “Summary of Consolidated Financial Results for Fiscal Year Ended December 2018 (based on Japanese Accounting Standards)” announced today.

End